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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            ExpressJet Holdings, Inc.
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                                (Name of Issuer)


                     Common stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   30218U 10 8
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                                 (Cusip Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]    Rule 13d-1(b)

              [ ]    Rule 13d-1(c)

              [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                         -----------------
CUSIP NO. 30218U 10 8              13G                        PAGE 2 OF 6 PAGES
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1   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
    (Entities Only)

    CONTINENTAL AIRLINES, INC.     74-2099724
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2   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]
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3   SEC Use Only


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4   Citizenship or Place of Organization

    DELAWARE
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                5   Sole Voting Power
  NUMBER OF
   SHARES           16,729,875(1)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      6   Shared Voting Power
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         7   Sole Dispositive Power

                    16,729,875(1)
               -----------------------------------------------------------------
                8   Shared Dispositive Power

                    0
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 9   Aggregate Amount Beneficially Owned by Each Reporting Person

     16,729,875(1)
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10   Check if the Aggregate Amount In Row (9) Excludes Certain Shares
     (See Instructions)  [ ]

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11   Percent of Class Represented by Amount in Row (9)

     30.9%(1)
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12   Type of Reporting Person (See Instructions)

     CO
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(1) Continental Airlines, Inc. ("Continental Airlines") also holds the sole share of special voting preferred stock authorized by ExpressJet Holdings, Inc. (the "Issuer"). The share of special voting preferred stock gives Continental Airlines certain rights to control the Issuer, including the right to elect a certain number of directors to the board of directors of the Issuer, in accordance with the Issuer's Restated Certificate of Incorporation.



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ITEM 1(a).        NAME OF ISSUER:

                  ExpressJet Holdings, Inc.


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1600 Smith Street, Dept. HQSCE
                  Houston, Texas 77002


ITEM 2(a).        NAME OF PERSON FILING:

                  Continental Airlines, Inc.


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1600 Smith Street, Dept. HQSEO
                  Houston, Texas 77002


ITEM 2(c).        CITIZENSHIP:

                  U.S.A.


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common stock, par value $.01 per share


ITEM 2(e).        CUSIP NUMBER:

                  30218U 10 8


ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),
                  OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable


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ITEM 4.           OWNERSHIP.

                  (a)  Amount beneficially owned:  16,729,875(1)

                  (b)  Percent of class:  30.9%(1)

                  (c)  Number of shares as to which the person has:

                       (i)    Sole power to vote or to direct the vote
                              16,729,875(1)

                       (ii)   Shared power to vote or to direct the vote 0

                       (iii) Sole power to dispose or to direct the disposition of 16,729,875(1)

                       (iv) Shared power to dispose or to direct the disposition of 0

                  --------------
                  (1) Continental Airlines also holds the sole share of special voting preferred stock authorized by the Issuer. The share of special voting preferred stock gives Continental Airlines certain rights to control the Issuer, including the right to elect a certain number of directors to the board of directors of the Issuer, in accordance with the Issuer's Restated Certificate of Incorporation.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable


                                      -4-
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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable


ITEM 10.          CERTIFICATION.

                  Not Applicable


                                      -5-
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          CONTINENTAL AIRLINES, INC.



                                          By:  /s/ JENNIFER L. VOGEL
                                             -----------------------------------
                                          Jennifer L. Vogel
                                          Senior Vice President, General Counsel
                                              and Secretary

                                          February 17, 2004


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